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04016503

VF9-30-04

RECEIVED SEP 28 2004 SEC MAIL PROCESSING SECTION WASH., D.C. 202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: September 30, 1998<br>Estimated average burden<br>hours per response 12.00 |

| SEC FILE NUMBER |
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| 8-46661 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 08/01/03 (MM/DD/YY) AND ENDING 07/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Infinex Investments, Inc.**

| OFFICIAL USE ONLY |
|---|
| Firm ID. No. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Waterside Drive
(No. and Street)

Farmington, CT 06032-3056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Amarante (860) 284-0509
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

One Church Street, New Haven, CT 06510
(Address) (City) (State) (Zip Code)

PROCESSED
OCT - 1 2004
THOMSON
FINANCIAL
E

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Steven J. Sherwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clayton, Williams & Sherwood Investment's, as of July 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SUNNIE J. JUAREZ
Commission # 1492439
Notary Public - California
Orange County
My Comm. Expires Jun 8, 2008

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## OATH OR AFFIRMATION

I, **Stephen P. Amarante**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Infinex Investments, Inc., as of **July 31, 2004,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Stephen P. Amarante
Signature

President
Title

Donna M. Cifaldi
Notary Public

DONNA M. CIFALDI
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

# INFINEX INVESTMENTS, INC. AND SUBSIDIARY

SEC MAIL PROCESSING
RECEIVED
SEP 28 2004
WASH. D.C. 202 SECTION

CONSOLIDATED FINANCIAL REPORT
July 31, 2004 and 2003

# CONTENTS

McGladrey & Pullen

Certified Public Accountants

## INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Infinex Investments, Inc. and Subsidiary
Farmington, Connecticut

We have audited the accompanying consolidated statements of financial condition of Infinex Investments, Inc. and Subsidiary as of July 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of Infinex Investments, Inc. and Subsidiary as of July 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

McGladrey & Pullen, LLP

New Haven, Connecticut
September 9, 2004

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

## CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
July 31, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 2,757,905 | $ 2,935,461 |
| Receivable from clearing broker | 102,668 | 109,726 |
| Income tax refund receivable | 38,789 | 40,781 |
| Equipment, furniture and software, net of accumulated depreciation of $634,361 (2004) and $493,196 (2003) (Note 3) | 236,705 | 349,300 |
| Deferred tax asset (Note 4) | 70,984 | 149,794 |
| Marketable securities owned, at market value | 811,073 | - |
| Other assets (Note 2) | 159,645 | 139,829 |
| **Total assets** | $ 4,177,769 | $ 3,724,891 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities | | |
| Commissions payable | $ 1,414,582 | $ 1,225,089 |
| Accounts payable and accrued expenses | 158,839 | 119,238 |
| | 1,573,421 | 1,344,327 |
| Commitments and Contingencies (Notes 6, 7 and 8) | | |
| Stockholders' Equity (Notes 5 and 10) | | |
| Common stock, no par value, $1,000 stated value, authorized 250,000 shares; issued - 32,825 shares; outstanding - 32,075 shares (2004) and 31,575 shares issued and outstanding (2003) | 1,000 | 1,000 |
| Additional paid-in capital | 2,505,000 | 2,455,000 |
| Accumulated earnings (deficit) | 148,348 | (25,436) |
| Less: | | |
| Treasury stock at cost - 750 shares (2004 and 2003) | (50,000) | (50,000) |
| | 2,604,348 | 2,380,564 |
| **Total liabilities and stockholders' equity** | $ 4,177,769 | $ 3,724,891 |

See Notes to Consolidated Financial Statements.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

## CONSOLIDATED STATEMENTS OF INCOME
Years Ended July 31, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| Revenues | | |
| Commissions | $ 18,618,647 | $ 15,682,866 |
| Interest | 31,507 | 28,108 |
| Investment gains and (losses) | (3,334) | - |
| Other income | 805,176 | 490,557 |
| **Total revenues** | 19,451,996 | 16,201,531 |
| Expenses (Note 7) | | |
| Commissions | 14,709,901 | 12,202,032 |
| Salaries and benefits | 2,538,088 | 2,021,431 |
| Banking association license, marketing and support services fees (Note 6) | 283,458 | 277,113 |
| Clearing expenses | 271,532 | 323,684 |
| Occupancy | 179,760 | 177,701 |
| Depreciation | 143,767 | 142,902 |
| Professional services | 143,331 | 124,239 |
| Licensing fees | 118,329 | 67,311 |
| Computer expenses | 117,396 | 111,211 |
| Telephone | 83,561 | 86,062 |
| Travel and entertainment | 103,209 | 91,223 |
| Advertising | 98,511 | 68,151 |
| Insurance | 54,999 | 27,160 |
| Other expenses | 315,568 | 276,524 |
| **Total expenses** | 19,161,410 | 15,996,744 |
| **Income before income taxes** | 290,586 | 204,787 |
| (Provision for) benefit from income taxes (Note 4) | (116,802) | 136,952 |
| **Net income** | $ 173,784 | $ 341,739 |

See Notes to Consolidated Financial Statements.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
### Years Ended July 31, 2004 and 2003

| | Common Stock | Additional Paid-in Capital | Accumulated Earnings | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balance, July 31, 2002 | $ 1,000 | $ 1,555,000 | $ (367,175) | $ - | $ 1,188,825 |
| Issuance of common stock (9,000 shares) | - | 900,000 | - | - | 900,000 |
| Purchase of treasury shares (750 shares) | - | - | - | (50,000) | (50,000) |
| Net income | - | - | 341,739 | - | 341,739 |
| Balance, July 31, 2003 | 1,000 | 2,455,000 | (25,436) | (50,000) | 2,380,564 |
| Issuance of common stock (500 shares) | - | 50,000 | - | - | 50,000 |
| Net income | - | - | 173,784 | - | 173,784 |
| **Balance, July 31, 2004** | **$ 1,000** | **$ 2,505,000** | **$ 148,348** | **$ (50,000)** | **$ 2,604,348** |

See Notes to Consolidated Financial Statements.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

## CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended July 31, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| Cash Flows From Operating Activities | | |
| Net income | $ 173,784 | $ 341,739 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 143,767 | 142,902 |
| Loss on disposal of equipment | 1,612 | - |
| Unrealized loss on marketable securities | 3,327 | - |
| Deferred income taxes | 78,810 | (149,794) |
| Change in assets and liabilities: | | |
| Decrease (increase) in receivable from clearing broker | 7,058 | (39,290) |
| Decrease in income tax refund receivable | 1,992 | 9,001 |
| Increase in other assets | (19,816) | (8,229) |
| Increase (decrease) in commissions payable | 189,493 | (43,011) |
| Increase in accounts payable and accrued expenses | 39,601 | 38,604 |
| **Net cash provided by operating activities** | 619,628 | 291,922 |
| Cash Flows From Investing Activities | | |
| Purchase of marketable securities | (814,400) | - |
| Purchase of equipment, furniture and software | (32,784) | (54,086) |
| **Net cash used in investing activities** | (847,184) | (54,086) |
| Cash Flows From Financing Activities | | |
| Proceeds from issuance of common stock | 50,000 | 900,000 |
| Purchase of treasury shares | - | (50,000) |
| **Net cash provided by financing activities** | 50,000 | 850,000 |
| **(Decrease) increase in cash and cash equivalents** | (177,556) | 1,087,836 |
| Cash and cash equivalents | | |
| Beginning | 2,935,461 | 1,847,625 |
| Ending | $ 2,757,905 | $ 2,935,461 |

See Notes to Consolidated Financial Statements.

## Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Infinex Investments, Inc. (the "Company") was incorporated in April 1993, and is a registered broker/dealer under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. and is subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut, and similar agencies in states in which the Company operates. The Company, which is owned by the Connecticut Bankers Association (14%), the Massachusetts Bankers Association (12%) and various financial institutions (74%), sells shares of registered investment companies, provides securities brokerage services and investment advisory services to individuals as an introducing broker on a fully disclosed basis and provides annuity and insurance products of certain insurance carriers as an insurance agency through subscribing financial institutions. A portion of the commissions earned by the Company through the sale of both investment and insurance products are shared with the financial institution where the specific product was sold.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Private offering of common stock

The Company initiated a private offering of up to 15,550 shares of common stock on a priority basis to shareholders of record at the close of business on June 30, 2002. Each current shareholder received a non-transferable right to subscribe for and purchase two-thirds of a share of common stock for each whole share owned on the date of record for the subscription price of $100 per share. Each current shareholder who subscribed for the full number of shares available to them had the right to subscribe for additional shares that were not subscribed for by other current shareholders.

The Company also offered shares not subscribed for by current shareholders to certain accredited investors and other entities that are affiliated with financial institutions or that are trade associations of financial institutions. The Company issued 9,000 shares of common stock in connection with this offering.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses for the period. Actual results could differ from those estimates. The valuation of deferred tax assets is a material estimate that is particularly susceptible to change in the near term.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Infinex Insurance Agency of Massachusetts, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Marketable securities

Marketable securities are valued at market value with realized and unrealized gains and losses recognized in earnings as investment gains and losses. Marketable securities transactions are recorded on the trade date.

Commissions

Commissions revenue and expense are recognized on the trade date of the underlying securities transactions, except for commissions revenue and expense on variable annuity, fixed annuity and insurance products which are recognized on the date that the annuity is approved by the insurance carrier and paid for by the annuitant. Commissions expense represents the amounts of commissions revenue shared with the Company's member financial institutions.

Equipment, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to seven years.

Income taxes

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable

income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

## Note 2. Other Assets

At July 31, 2004 and 2003, other assets were comprised of:

| | 2004 | 2003 |
|---|---|---|
| Deposits | $ 37,222 | $ 37,222 |
| Insurance premiums receivable under split dollar life agreement | 90,000 | 60,000 |
| Other | 32,423 | 42,607 |
| **Total other assets** | $ 159,645 | $ 139,829 |

## Note 3. Equipment, Furniture and Software

At July 31, 2004 and 2003, equipment, furniture and software consisted of the following:

| | 2004 | 2003 |
|---|---|---|
| Equipment and software | $ 730,801 | $ 721,366 |
| Furniture and fixtures | 125,968 | 117,843 |
| Leasehold improvements | 14,297 | 3,287 |
| | 871,066 | 842,496 |
| Less accumulated depreciation | (634,361) | (493,196) |
| **Total** | $ 236,705 | $ 349,300 |

Depreciation expense was $143,767 and $142,902 for the years ended July 31, 2004 and 2003, respectively.

## Note 4. Income Taxes

The components of the income tax provision (benefit) for the years ended July 31, 2004 and 2003 are as follows:

| | 2004 | 2003 |
|---|---|---|
| Current provision: | | |
| Federal | $ - | $ - |
| State | 37,992 | 12,842 |
| **Total** | 37,992 | 12,842 |
| Deferred (benefit): | | |
| Federal | 95,494 | (146,244) |
| State | (16,684) | (3,550) |
| **Total** | 78,810 | (149,794) |
| **Total provision (benefit) for income taxes** | $ 116,802 | $ (136,952) |

A reconciliation of the anticipated income tax provision (benefit), computed by applying the federal statutory income tax rate of 34% to the income before taxes as reported in the statements of income, is as follows:

| | 2004 | 2003 |
|---|---|---|
| Provision for income taxes at statutory federal rate | $ 98,799 | $ 69,628 |
| State income taxes, net of federal income tax benefit | 14,055 | 12,740 |
| Change in the valuation allowance for deferred tax assets | - | (223,924) |
| Nondeductible expenses | 3,285 | 4,521 |
| Other | 663 | 83 |
| | $ 116,802 | $ (136,952) |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at July 31, 2004 and 2003 are presented below:

| | 2004 | 2003 |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 87,301 | $ 203,003 |
| State tax credit carryforwards | 21,130 | - |
| **Total gross deferred tax assets** | 108,431 | 203,003 |
| Deferred tax liabilities: | | |
| Depreciation | (37,447) | 53,208 |
| **Total gross deferred tax liability** | (37,447) | 53,208 |
| **Net deferred tax asset** | $ 70,984 | $ 149,794 |

At July 31, 2004, the Company has net operating loss carryforwards available to reduce future federal and state taxable income, which expire as follows:

| Year Expiring | Federal | State |
|---|---|---|
| 2020 | $ 187,176 | $ - |
| 2021 | 58,684 | 17,043 |
| 2022 | - | 48,028 |
| | $ 245,860 | $ 65,071 |

## Note 5. Stockholders' Equity

In 2002, the Company's shareholders approved an increase in the authorized shares of common stock from 20,000 shares to 250,000 shares.

On May 22, 2002, the Board of Directors approved a three-for-two stock split effective at the close of business on June 28, 2002 for shareholders of record at the close of business on June 26, 2002.

## Note 6. Banking Association License, Marketing and Support Services Fees

The Company has entered into agreements with certain banking associations in states where the Company conducts, or plans to conduct, business operations. Under the terms of these agreements, the banking associations agree to endorse the Company, provide marketing services and promotion on behalf of the

Company or license the use of their name to the Company. Such agreements generally have terms of one to three years and are automatically renewed annually, unless terminated by either party.

Payments under these agreements are based on fixed monthly or annual amounts, a stipulated fee per subscribing institution within the respective state, a monthly service fee based on insurance commission revenue collected by the Company from subscribing institutions within the respective state, plus discretionary amounts as determined by the Company subject to annual limitations, or some combination of these bases.

For the fiscal years ended July 31, 2004 and 2003, fees incurred and charged to operations under these agreements amounted to $283,458 and $277,113, respectively.

## Note 7. Related Party Transactions

During the years ended July 31, 2004 and 2003, the Company made payments, under marketing and administrative service agreements, to the Connecticut Bankers Association ("CBA") in the amounts of $120,000 and $120,000, respectively, and to the Massachusetts Bankers Association ("MBA") in the amounts of $140,000 and $142,113, respectively. These payments represent reimbursement of certain direct and indirect expenses incurred by CBA and MBA on behalf of, or for the benefit of, the Company, and to compensate CBA and MBA for their efforts in promoting and marketing the Company in their respective states.

The Company receives sublease income for office space that it shares with a shareholder under a written sublease arrangement. Amounts received from the shareholder under this arrangement were approximately $80,000 and $78,000 for 2004 and 2003, respectively, and have been recorded as a reduction of occupancy expense.

## Note 8. Commitments and Contingencies

Employment agreements

The Company entered into an employment agreement with its Chief Executive Officer (the "CEO Agreement") for the period January 1, 2002 through December 31, 2004, with automatic one-year renewals on the first day of January each year thereafter. The CEO Agreement provides for an initial stipulated base salary, which will be reviewed annually in June. In addition to the base salary, the CEO Agreement also provides for additional incentive compensation based upon a percentage of the Company's annual net commission revenue.

On January 22, 2002, the Company entered into a Split Dollar Agreement with its Chief Executive Officer. Under the terms of this agreement, the Chief Executive Officer purchased a life insurance policy in the face amount of $909,590 and the Company pays all of the premiums annually as they become due. The Company retains an interest in the policy to the extent of premiums paid. During the years ended July 31,

2004 and 2003, premiums of $30,000 per year were paid on the policy and are included in the financial statements in other assets (See Note 2).

On April 1, 2004, the Company entered into an employment agreement with its Executive Vice President (the "EVP Agreement") for the period April 1, 2004 through March 31, 2007, with automatic one-year renewals on the first day of April each year thereafter. The EVP Agreement provides for an initial stipulated base salary, which will be reviewed annually beginning in June 2005.

Legal matters

The Company is involved in legal proceedings which have arisen in the normal course of business. Management believes that the resolution of these matters will not have a material effect on the Company's financial condition or results of operations.

Leases

The Company leases office space and certain vehicles and equipment under noncancelable operating leases. Future minimum rental commitments under the terms of these leases, by year and in the aggregate, are as follows:

| Fiscal Year Ending | Amount |
|---|---|
| 2005 | $ 271,794 |
| 2006 | 286,983 |
| 2007 | 277,684 |
| 2008 | 3,458 |
| | $ 839,919 |

Total rental expense charged to operations for these operating leases was approximately $179,760 and $177,700, for the years ended July 31, 2004 and 2003, respectively.

Line of credit

The Company has a $250,000 unsecured line of credit with a bank, with interest at the bank's "Base Rate" (4.25% at July 31, 2004), which is used for operating purposes. There were no borrowings outstanding under this line of credit at July 31, 2004.

## Note 9. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the

customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

## Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1, excluding equity attributable to the Company's investment in its wholly-owned subsidiary. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At July 31, 2004, the Company had net capital (as defined) of $1,676,424 which was in excess of its required net capital of $77,137. The Company's net capital ratio at July 31, 2004, was 0.69 to 1.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
July 31, 2004

| | | |
|---|---|---|
| Total stockholders' equity from statement of financial condition | $ | 2,604,348 |
| Less: | | |
| Equity attributable to investment in subsidiary | | (462,643) |
| **Total adjusted stockholders' equity** | | 2,141,705 |
| Less non-allowable parent company assets: | | |
| Accounts receivable | | 7,407 |
| Equipment, net | | 236,705 |
| Deferred tax asset | | 70,984 |
| Other assets (parent) | | 128,108 |
| **Total non-allowable assets** | | 443,204 |
| **Net capital before haircuts on securities positions** | | 1,698,501 |
| Haircuts on securities | | 22,077 |
| **Net capital** | $ | 1,676,424 |
| *Aggregate parent company indebtedness:* | | |
| Items included in statement of financial condition: | | |
| Clearance fees payable | $ | 2,553 |
| Commissions payable | | 988,551 |
| Accounts payable and accrued expenses | | 165,375 |
| **Total aggretate indebtedness** | $ | 1,156,479 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $50,000) | $ | 77,137 |
| **Net capital in excess of minimum requirement** | $ | 1,599,287 |
| **Ratio of aggregate indebtedness to net capital** | $ | 0.69 |

**RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17a-5**
**July 31, 2004**

| | Net Capital | Aggregate Indebtedness |
|---|---|---|
| As reported by the registrant in Part IIA of Form X-17a-5 as of July 31, 2004 (unaudited) | $ 1,641,295 | $ 1,184,875 |
| Audit adjustments | 35,129 | (28,396) |
| Net capital as computed on Schedule I. | $ 1,676,424 | $ 1,156,479 |

McGladrey & Pullen
Certified Public Accountants

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Infinex Investments, Inc. and Subsidiary
Farmington, Connecticut

In planning and performing our audit of the consolidated financial statements of Infinex Investments, Inc. and Subsidiary (the "Company") for the year ended July 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or the degree of their effectiveness may deteriorate.

Our consideration of internal control would not necessarily disclose all internal control matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New Haven, Connecticut
September 9, 2004